Exhibit 99.1

European Patent Office Issues Intention to Grant Notice to IceCure for its Next-Generation Cryoablation Technology

XSense™ system’s innovative cryogenic connector technology designed to improve safety and maintain the integrity of cryogen used in the cryoablation procedure

CAESAREA, Israel, January 3, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced it has received an Intention to Grant Notice from the European Patent Office for its invention titled “Cryogenic System Connector”. This invention was recently granted a patent in the United States.

“We are experiencing increased momentum in the growth of our intellectual property assets, further demonstrating our global leadership in cryoablation. Europe is a major market for us, with several key distributors selling ProSense® and numerous new and ongoing independent clinical studies initiated by doctors who are using our cryoablation technology across many indications,” stated IceCure’s CEO, Eyal Shamir.

XSense™ and its cryoprobes, which have U.S. Food and Drug Administration clearance for all of the indications for which IceCure’s flagship ProSense® has already received clearance, has the potential to address additional indications and significant unmet needs in the global tumor ablation market, estimated at $1.67 billion in 2023 according to Grand View Research.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses the belief that the Intention to Grant Notice from the European Patent Office will increase momentum in the growth of its intellectual property assets, its global leadership in cryoablation and its new and ongoing independent clinical studies, and the belief that the Intention to Grant to Notice will support and accelerate the market adoption of ProSense®. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 3, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462